Exhibit 3.1(a)

Exhibit C

Redemption of Units

Section 6.6 of the National Beef Packing Company, LLC Limited Liability Company Agreement shall be amended by adding a new paragraph immediately ahead of the last non-lettered paragraph of Section 6.6, which shall read:

Notwithstanding the grant of authority to the Board of Managers pursuant to Section 7.14 and notwithstanding other provisions of this Agreement, any modifications or alterations in the rights, preferences or privileges of any Class of Units held by TKK Investments, LLC or TMKCo, LLC are subject to the consent of Klein as the principal of TKK Investments, LLC and TMKCo, LLC, unless the Company treats all Members, including TKK Investments, LLC and TMKCo, ratably based on their holdings of the Class of Units.